UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

The Interpublic Group of Companies, Inc.

(Name of Subject Company (issuer))

The Interpublic Group of Companies, Inc.

(Name of Filing Person (issuer))

Zero-Coupon Convertible Senior Notes due 2021

(Title of Class of Securities)

460690AP5

460690AQ3

(CUSIP Numbers of Classes of Securities)

Nicholas J. Camera, Esq.

Senior Vice President, General Counsel & Secretary

The Interpublic Group of Companies, Inc.

1271 Avenue of the Americas

New York, New York 10020

(212) 399-8000

(Name, address, and telephone numbers of person authorized

to receive notices and communications on behalf of filing persons)

Copies to:

David Lopez

Cleary, Gottlieb, Steen & Hamilton

One Liberty Plaza

New York, New York 10006

(212) 225-2000

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee
$582,539,756.96	$116,507.95
*	For the purpose of calculating amount of filing fee only. The amount assumes that all outstanding Notes are purchased at a price of 82.9876% of their principal amount at maturity.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.

Form or Registration No.: Not applicable.

Filing Party: Not applicable.

Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO relates to an offer by The Interpublic Group of Companies, Inc., a Delaware corporation (“Interpublic”), to purchase for cash any and all of its outstanding Zero-Coupon Convertible Senior Notes due 2021 (the “Notes”) at a purchase price of 82.9876% of their principal amount at maturity.

This Schedule TO is being filed by Interpublic. Interpublic’s offer for the Notes is being made on the terms and subject to the conditions set forth in the attached Offer to Purchase, dated March 10, 2003, and the related Letter of Transmittal. Copies of the Offer to Purchase and the Letter of Transmittal are filed with this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively. The offer will expire at 12:00 midnight, New York City time, on Friday, April 4, 2003, unless the offer is extended. This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

Item 1.     Summary Term Sheet.

This information is set forth in the section of the Offer to Purchase entitled “Summary” and is incorporated herein by reference.

Item 2.    Subject Company Information.

(a) The name of the issuer of the Notes is The Interpublic Group of Companies, Inc. The address of our principal executive office is 1271 Avenue of the Americas, New York, New York 10020. Our telephone number is 212-399-8000.

(b) This Schedule TO relates to the offer by us to purchase any and all of our Zero-Coupon Convertible Senior Notes due 2021. As of March 7, 2003, there was $701,960,000 aggregate principal amount at maturity of Notes outstanding.

(c) The Notes are currently traded on the Private Offerings, Resales and Trading through Automatic Linkages market, commonly referred to as the PORTAL market. The Notes are not listed on any national or regional securities exchange. To our knowledge, the Notes are traded infrequently in transactions arranged through brokers, and reliable market quotations for the Notes are not available.

Item 3.     Identity and Background of Filing Person.

This is an issuer tender offer. The information set forth in Item 2(a) above and in the section in the Offer to Purchase entitled Section 4 – “Certain Information Concerning Interpublic” is incorporated herein by reference. The following table names each person specified in Instruction C to Schedule TO. Unless otherwise indicated, each such person’s business address is 1271 Avenue of the Americas, New York, New York 10020, and each such person’s business telephone number is 212-399-8000.

Name	Position	Business Address
David A. Bell	Chairman of the Board & Chief Executive Officer
Steven Berns	Vice President & Treasurer
Frank J. Borelli	Presiding Director
Reginald K. Brack	Director
Brian J. Brooks	Executive Vice President; Human Resources
Nicholas J. Camera	Senior Vice President, General Counsel & Secretary
Jill Considine	Director	The Depository Trust & Clearing Corp. 55 Water Street – 49th Floor, New York, New York 10041 (212) 855-3010
Albert S. Conte	Senior Vice President, Financial Services
John J. Dooner, Jr.	Director	McCann-Erickson WorldGroup 622 Third Avenue New York, NY 10017 (646) 865-2000

Thomas A. Dowling	Senior Vice President, Chief Risk Officer
Richard A. Goldstein	Director	International Flavors & Fragrances Inc. 521 West 57th Street New York, New York 10019 (212) 708-7283
H. John Greeniaus	Director	G-Force 10A Jacob Arnold Road Morristown, New Jersey 07960 (973) 656-0590
Philippe Krakowsky	Senior Vice President, Director of Corporate Communications
C. Kent Kroeber	Senior Vice President, Human Resources
Barry R. Linsky	Executive Vice President
Bruce S. Nelson	Executive Vice President & Chief Marketing Officer
Sean F. Orr	Director, Executive Vice President & Chief Financial Officer
Michael I. Roth	Director	The MONY Group Inc. 1740 Broadway New York, New York 10019 (212) 708-2986
J. Phillip Samper	Director	Gabriel Venture Partners 130 Admiral Cochran Drive, Suite 102 Annapolis, MD 21401 (410) 571-7800
Richard P. Sneeder, Jr.	Vice President & Controller
Susan V. Watson	Senior Vice President, Investor Relations
Gunnar P. Wilmot	Senior Vice President, Planning & Business Development

Item 4.    Terms of the Transaction.

(a)(1)(i)-(iii), (v)-(viii), (xii): The information is set forth in the sections of the Offer to Purchase entitled “Summary,” Section 2— “Terms of the Offer,” Section 7—“Acceptance of Notes for Payment,” Section 8— “Procedures for Tendering Notes,” Section 9—“Withdrawal of Tenders” and Section 13—“Certain U.S. Federal Income Tax Considerations” and is incorporated herein by reference.

(a)(1)(iv), (ix)-(xi): Not applicable.

(a)(2): Not applicable.

(b) To the best of our knowledge, we will not purchase any Notes from any of our officers, directors or affiliates.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

(e) The information is set forth in Note 11 to our Consolidated Financial Statements in our Quarterly Report on Form 10-Q/A for the quarter ended September 30, 2002 and in our Current Report on Form 8-K filed March 7, 2003 and is incorporated herein by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals.

(a) The information is set forth in the section of the Offer to Purchase entitled Section 1 – “Purpose of the Offer” and is incorporated herein by reference.

(b) The information is set forth in the section of the Offer to Purchase entitled Section 1 – “Purpose of the Offer” and is incorporated herein by reference.

(c)(1) Except as set forth in the section of the Offer to Purchase entitled Section 4 – “Certain Information Concerning Interpublic,” we have no plans or proposals and are not party to negotiations that would relate to or result in any extraordinary transaction, such as a merger, reorganization or liquidation, involving us or our subsidiaries.

(c)(2) Except as set forth in the section of the Offer to Purchase entitled Section 4 – “Certain Information Concerning Interpublic,” and in our Current Reports on Form 8-K or Form 8-K/A filed February 12 and March 7, 2003, we have no plans or proposals and are not party to negotiations that would relate to or result in any purchase, sale or transfer of a material amount of our assets or the assets of our subsidiaries.

(c)(3) Except as set forth in our Current Report on Form 8-K/A filed February 12, 2003, we have no plans, or proposals and are not party to negotiations regarding any material change to our present dividend rate or policy, indebtedness or capitalization.

(c)(4) Except as set forth in the section of the Offer to Purchase entitled Section 4 – “Certain Information Concerning Interpublic,” in Item 4 of our Quarterly Report on Form 10-Q/A for the quarter ended September 30, 2002, and except for discussions in the ordinary course regarding increases in compensation, we have no plans or proposals and are not party to negotiations regarding changes to material terms of the employment contracts of any of our executive officers.

(c)(5)-(10) Not applicable.

Item 7.    Source and Amount of Funds or Other Consideration.

(a) The information is set forth in the section of the Offer to Purchase entitled Section 10 – “Source and Amount of Funds” and is incorporated herein by reference.

(b) The conditions to the financing are set forth in the section of the Offer to Purchase entitled Section 10 – “Source and Amount of Funds.” We have no alternative financing arrangements or alternative financing plans in the event that the primary financing plans fall through.

(d)(1) The information is set forth in the section of the Offer to Purchase entitled Section 10 – “Sources and Amount of Funds” and is incorporated herein by reference.

(d)(2) We currently have made no plans or arrangements to refinance or repay the notes described in our response to (d)(1) of this Item 7, other than in accordance with the terms of those notes.

Item 8.    Interest in Securities of the Subject Company.

(a) To the best of our knowledge, no Notes are beneficially owned by any person whose ownership would be required to be disclosed by this item.

(b) To the best of our knowledge, none of the persons referenced in this item have engaged in any transactions in the Notes during the 60 days preceding the date of this Schedule.

Item 9.    Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information is set forth in the section of the Offer to Purchase entitled Section 14 – “Dealer Manager, Depositary and Information Agent” and is incorporated herein by reference.

Item 10.    Financial Statements.

(a)(1) The information set forth in Item 8 of our Annual Report on Form 10-K for the year ended December 31, 2001, together with amendments thereto filed on May 3, June 3 and December 6, 2002, and March 7, 2003, is incorporated herein by reference. In accordance with Instruction 6 to Item 10 of Schedule TO, summary financial information is contained in the section of the Offer to Purchase entitled Section 5 – “Summary Financial Information.”

(a)(2) The information set forth in Item 1 of our Quarterly Report on Form 10-Q/A for the period ended September 30, 2002 is incorporated herein by reference.

(a)(3) The information set forth in the section of the Offer to Purchase entitled Section 6 – “Ratio of Earnings to Fixed Charges” and is incorporated herein by reference.

(a)(4) The information is set forth in the section of the Offer to Purchase entitled Section 4 – “Certain Information About Interpublic” and is incorporated herein by reference.

(b) Not applicable.

Item 11.    Additional Information.

(a) Not applicable.

(b) All of the information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated by reference herein.

We also incorporate by reference the following documents listed below:

•	Our Annual Report on Form 10-K for the year ended December 31, 2001, together with the amendments thereto filed on May 3, June 3, December 6, 2002, and March 7, 2003;

•	Our Quarterly Report on Form 10-Q for the quarter ended September 30, 2002, together with the amendment thereto filed on March 7, 2003;

•	Our Current Reports on Form 8-K or Form 8-K/A (other than Current Reports furnished under Item 9 of Form 8-K) filed December 6, 2002 and February 12 and March 7, 2003; and

•	Our Proxy Statement(1), dated April 17, 2002.

Item 12.    Exhibits.

(a)(1)(i)	Offer to Purchase, dated March 10, 2003.
(a)(1)(ii)	Form of Letter of Transmittal.
(a)(1)(iii)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(iv)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(v)	Form of Notice of Guaranteed Delivery.
(a)(2)-(a)(4)	None.
(a)(5)	Press Release issued by Interpublic dated March 10, 2003.
(b)(i)

Indenture, dated as of October 20, 2000, between Interpublic and The Bank of New York, as trustee (incorporated herein by reference to Exhibit 99.1 to our Current Report on Form 8-K, dated October 24, 2000).

(d)

Amended and Restated Commitment Letter, dated February 28, 2003, by and among Interpublic, UBS AG and UBS Warburg, LLC (incorporated herein by reference to our Current Report on Form 8-K, dated March 7, 2003).

(g)	None.
(h)	None.

(1)	The information referred to in Item 402 (a)(8) of Regulation S-K and paragraph (d)(3) of Item 7 of Schedule 14A promulgated by the SEC shall not be deemed to be specifically incorporated by reference into this Schedule TO.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 10, 2003

THE INTERPUBLIC GROUP OF COMPANIES, INC.

/S/    NICHOLAS J. CAMERA

By:

Name: Nicholas J. Camera

Title: Senior Vice President, General Counsel & Secretary

INDEX TO EXHIBITS

ExhibitNo.	Description
(a)(1)(i)	Offer to Purchase, dated March 10, 2003.
(a)(1)(ii)	Form of Letter of Transmittal.
(a)(1)(iii)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(iv)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(v)	Form of Notice of Guaranteed Delivery.
(a)(2)-(a)(4)	None.
(a)(5)	Press Release issued by Interpublic dated March 10, 2003.
(b)(i)

Indenture, dated as of October 20, 2000, between Interpublic and The Bank of New York, as trustee (incorporated herein by reference to Exhibit 99.1 to our Current Report on Form 8-K, dated October 24, 2000).

(d)

Amended and Restated Commitment Letter, dated February 28, 2003, among Interpublic, UBS AG and UBS Warburg, LLC (incorporated herein by reference to our Current Report on Form 8-K, dated March 7, 2003).

(g)	None.
(h)	None.